Lisa Proch Talcott Resolution Law Group Talcott Resolution* 1 Griffin Road North Windsor, CT 06095-1512 Tel. 1-860-547-4390 lisa.proch@thehartford.com
         *As administrator for the Registrants
April 22, 2019

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    Union Security Insurance Company:
File No. 333-224347    EmPower
File No. 333-224394    Masters
Masters+
File No. 333-224346    Triple Crown
File No. 333-224393    TD Waterhouse

Union Security Life Insurance Company of New York:
File No. 333-224349    Masters
File No. 333-224348    TD Waterhouse

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life Insurance Company, hereby requests that the registration statements referenced in Exhibit A and electronically filed via EDGAR on Form S-1 be accelerated and declared effective on May 1, 2019, or as soon thereafter as is reasonably practicable. We believe expedited review of the Registration Statement is appropriate.

If the Registration Statement were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In these circumstances, we believe a limited staff review is appropriate.

Union Security Insurance Company

By: Tammy L. Schultz*___________________    *By: /s/ Lisa Proch _______
Tammy L. Schultz, Chairman, President     Lisa Proch, Attorney-in-fact
and Chief Executive Officer

Union Security Life Insurance Company of New York

By: Paula M. SeGuin*___________________    *By: /s/ Lisa Proch _______
Paula M. SeGuin, Chief Executive Officer,      Lisa Proch, Attorney-in-fact
President, Director

Talcott Resolution Distribution Company

By: /s/ Christopher S. Conner__________
Christopher S. Conner, Chief Compliance
Officer, Privacy Officer, Secretary